Filed by Pfizer Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-02516
Subject Company: Pharmacia Corp.

The following press release was issued today:

For immediate release: September 17, 2002	Contact: Andy McCormick (212) 573-1226

PFIZER RECONFIRMS PREVIOUS EARNINGS EXPECTATIONS
IN CONJUNCTION WITH BEAR STEARNS HEALTHCARE CONFERENCE AND
BANC OF AMERICA INVESTMENT CONFERENCE

NEW YORK, Sept. 17 — Pfizer Inc Chairman and Chief Executive Officer Hank McKinnell will present Tuesday, September 17, at the Bear Stearns Healthcare Conference in New York, and Executive Vice President and Chief Financial Officer David L. Shedlarz will present on Monday, September 23, at the Banc of America 32nd Annual Investment Conference in San Francisco.

In conjunction with those presentations, and in keeping with the requirements of SEC Regulation FD, Pfizer today reconfirmed its expectations of the Company’s earnings for 2002 as discussed in its second quarter earnings release on July 15, 2002. In that release, Mr. Shedlarz said: “We have refined our full-year 2002 EPS target and now expect diluted EPS from continuing operations, excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs, of $1.58 (21 percent growth). Moreover, we anticipate double-digit full-year 2002 revenue growth at current exchange rates, margin improvements, and continuing investments in product support and in R&D.”

Also reconfirmed today by the Company were the longer-term expectations outlined in its Pharmacia acquisition announcement of July 15, 2002, i.e.: “From 2002 to 2004 on a stand-alone basis, Pfizer expects compounded annual revenue growth of 11%, growth in net income of 14%, and growth in diluted EPS of 16%,

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excluding the cumulative effect of the change in accounting principle, certain significant items and merger-related costs.“Dr. McKinnell and Mr. Shedlarz are expected to discuss the Company’s performance and prospects, as well as the proposed acquisition of Pharmacia.

Pfizer Inc discovers, develops, manufactures and markets leading prescription medicines, for humans and animals, and many of the world’s best-known consumer products.

DISCLOSURE NOTICE: The information contained in this document is as of September 17, 2002. The Company assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document and the attachments contain forward-looking information about the Company’s financial results and estimates, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting our current growth products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; trade buying patterns; ability to meet generic and branded competition after the expiration of the Company’s patents; trends toward managed care and health care cost containment; possible U.S. legislation affecting pharmaceutical pricing and reimbursement or Medicare; exposure to product liability and other types of lawsuits; contingencies related to actual or alleged environmental contamination; the Company’s ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; changes in generally accepted accounting principles; any changes in business, political and economic conditions due to the threat of future terrorist activity in the U. S. and other parts of the world, and related U. S. military action overseas; growth in costs and expenses; changes in our product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items, including our ability to obtain the anticipated results and synergies from our announced proposed acquisition of Pharmacia and the increased uncertainty created by the integration of the two businesses, as well as the timing and success of the announced exploration of strategic options of the Adams, Schick-Wilkinson Sword, and Tetra businesses. A further list and description of these risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and in its periodic reports on Forms 10-Q and 8-K (if any).

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We urge investors to read the proxy statement/prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer’s 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.